Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

JOHN J. O'BRIEN
PARTNER
215.963.4969


January 27, 2016


FILED AS EDGAR CORRESPONDENCE



Ms. Amy W. Miller
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: Response letter to comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of The Community Development Fund (File Nos. 333-206012 and 811-23080)
     ---------------------------------------------------------------------------

Dear Ms. Miller:

Set forth below are your comments (as provided via teleconference on October 21, 2015), and our responses to those comments, on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of The Community Development Fund (the "Fund") filed under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (the "1933 Act"), with the Securities and Exchange Commission ("SEC") on October 14, 2015, regarding the registration of shares of the Fund. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

1. COMMENT: Please complete the fee table and expense example set forth in the "Fees and Expenses" section.

     RESPONSE: In response to your comment, we have completed the fee table and expense example, as set forth in Pre-Effective Amendment No. 2, as filed shortly after this Correspondence filing.

2. COMMENT: In the second footnote to the "Annual Fund Operating Expenses" table, please revise the list of excluded expenses to include all excluded expenses listed in the Fund's Expense Limitation Agreement.

     RESPONSE: In response to your comment, we have revised the list of excluded expenses to include all excluded expenses listed in the Fund's Expense Limitation Agreement.

3. COMMENT: In the Fund's principal investment strategy, please describe supplementally the extent to which the Fund expects to invest in certificates of deposit.

     RESPONSE: The Fund currently expects to invest in certificates of deposit to provide some investment return while awaiting CRA investment opportunities. The Fund does not currently expect to invest in certificates of deposit in a material amount.

4. COMMENT: Please confirm supplementally whether the Fund will be marketed to individual investors.

     RESPONSE: Although certain individual investors may purchase shares of the Fund due to a pre-existing relationship with the principal of the Fund's investment adviser or to support the community investment nature of the Fund's portfolio, the Fund is primarily intended for banking entities subject to the Community Reinvestment Act and the Fund does not currently expect to market shares to retail investors.

5.   COMMENT: Please provide the Fund's Financial Statements.

     RESPONSE: The Fund's Financial Statements have been provided in Pre-Effective Amendment No. 2, as filed shortly after this Correspondence filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O'Brien
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John J. O'Brien